UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 224th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON DECEMBER 13th, 2023

1.    DATE, TIME AND VENUE: On December 13th, at 09:00 a.m., held remotely as provided for in Article 17, sole paragraph of the Internal Rules of the Fiscal Council of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe these minutes, were present, establishing quorum. Also were present, the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, as the meeting Secretary, in addition to the presenters of the topics below, whose participations were restricted to the time of appraisal of their respective topics.

3.      AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the present members of the Fiscal Council unanimously decided as follows:

3.1.   DECLARATION OF INTEREST ON CAPITAL: The proposal for the declaration of Interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors, was appreciated in the following terms:

“The proposal to declare Interest on Capital (“IoC”) based on the balance sheet of November 30th, 2023, in the gross amount of R$ 850,000,000.00, corresponding to R$ 722,500,000.00 net of withholding income tax, was approved. The gross amount of IoC per share is equivalent to R$ 0.514122085701, of which R$ 0.43700377284¹ net of income tax.

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company’s records at the end of December 26th, 2023. As of December 27th, 2023, the shares will be negotiated as “ex-IoC”.

The IoC net amount will be included in the minimum mandatory dividend for fiscal year ending on December 31st, 2023, ad referendum to the General Meeting of Shareholders to be held in 2024. The payment of this proceeds will be made by April 30th, 2024, with the Company’s Executive Board being responsible for setting the exact date.”

1 The amount per share was calculated considering the shareholding position of 11.30.2023. Due to the Company’s Share Buyback Program, the value per share may suffer changes, considering the shareholding base of 12.26.2023.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 224th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON DECEMBER 13th, 2023

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

3.2        Proposal to Amend the Internal Regulations of the Company's Fiscal Board ("Regulation"). The proposal to amend the Regulation was considered in order to essentially include provisions regarding the identification and treatment of conflicts of interest within Fiscal Council, as well as to make adjustments to the rules for convening meetings of this body, with the consequent renumbering of subsequent articles, all in accordance with the material presented and filed at the Company's headquarters. The members of the Fiscal Council approved the amendment to the Regulation, as proposed.

4.      CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, December 13th, 2023.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 14, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director